SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF n° 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS’ EXTRAORDINARY MEETING

HELD ON OCTOBER 08, 2009

1. DATE, HOUR AND PLACE: October 08, 2009, at 4:30 p.m., at the head office of Vivo Participações S.A. (“Company”), located at Avenida Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo – SP, pursuant to the statutory call notice.

2. COMPOSITION OF THE BOARD: Luis Miguel Gilpérez López – Chairman and Bruno Angelo Indio e Bartijotto – Secretary.

3. ATTENDANCE: the meeting was held with the attendance of all Directors signatories to these minutes, in the event of quorum, pursuant to the bylaws.

4. AGENDA AND RESOLUTIONS: after review and discussion, the Directors unanimously approved without any qualifications the rectification of sub-item (xv) of item 4.1. of the minutes of the Extraordinary Meeting of the Board of Directors of the Company held on September 04, 2009 which shall hereafter be read and understood as follows: “(xv) Remuneration Payment Dates: subject to the provisions set forth in the Debenture issue indenture (“Debenture Issue Indenture”), (a) the payment of the 1st Series Remuneration shall be made twice a year, as of the Issuance Date, at all times on the 15th day of April and October of each year, and the maturity date of the first payment shall be April 15, 2010 (“1st Series Remuneration Payment Dates”); and (b) the payment of the 2nd Series Remuneration shall be made twice a year, as of the Issuance Date, at all times on the 15th day of April and October of each year, and the maturity date of the first payment shall be April 15, 2010 (“2nd Series Remuneration Payment Dates”). The Restatement of the 3rd Series Debentures shall be paid together with the Unit Par Value of the 3rd Series Debentures, and proportionally to the Unit Par Value of the 3rd Series Debentures, solely: (i) upon the repurchase of the 3rd Series Debentures from Debenture-holders which do not agree with the terms and conditions for 3rd Series Debentures Renegotiation; and/or (ii) on the Maturity Date or Early Redemption Date. Subject to the provisions set forth in the Debenture Issue Indenture, the payment of the 3rd Series Remuneration shall be made on annual basis, as of the Issuance Date, at all times on the 15th day of October of each year, and the maturity date of the first payment shall be October 15, 2010 (“3rd Series Remuneration Payment Dates”, the 1st Series Remuneration Payment Dates, the 2nd Series Remuneration Payment Dates and the 3rd Series Remuneration Payment Dates shall be hereinafter jointly and/or individually simply referred to as “Remuneration Payment Dates”);”.

Having no further business to be discussed, the meeting was adjourned. Thereafter, these minutes were drawn-up, and after read, approved and signed by the Directors and the Secretary, were included in the book of minutes.

Signatures: Luis Miguel Gilpérez López – Chairman of the Board of Directors; Shakhaf Wine - Vice Chairman of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo (represented by Shakhaf Wine); Rui Manuel de M. D’Espiney Patrício; Félix Pablo Ivorra Cano; Ignácio Aller Mallo (represented by Félix Pablo Ivorra Cano); Carlos Manuel Mendes Fidalgo Moreira da Cruz (represented by Shakhaf Wine); José Guimarães Monforte and Antonio Gonçalves de Oliveira – Directors and Bruno Angelo Indio e Bartijotto – Secretary.

I certify that this is a true copy of the minutes of the extraordinary meeting of the Board of Directors held on October 08, 2009 which minutes have been drawn up in the appropriate book.

Bruno Angelo Indio e Bartijotto
Secretary – OAB/SP 238.766

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.